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March 25, 2024 VIA EDGAR	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:    Robert Shapiro, Doug Jones
Nicholas Nalbantian, Mara Ransom

Re:        Seaport Entertainment Group Inc.
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted February 13, 2024
CIK No. 002009684
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated March 12, 2024 relating to the Company’s Draft Registration Statement on Form 10 confidentially submitted on February 13, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 1 to the Draft Registration Statement on Form 10 (Exhibit 99.1 of which is referred to herein as “Amendment No. 1”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

March 25, 2024

Information Statement
Questions and Answers...
“What are the conditions to the distribution?”, page iii
1.We note your disclosure that you intend to apply to have Seaport’s common stock listed on the NYSE. We also note your disclosure on pages iv-v that HHH may waive any of the conditions. Please revise to clarify whether the spin-off is contingent upon an exchange's approval of your listing application.
Response: In response to the Staff’s comment, the Company respectfully advises the staff that it has revised the disclosure on pages v and 110 of Amendment No. 1 to clarify that HHH may waive any or all of the conditions described in the Registration Statement. Further, the Company respectfully advises the Staff that the disclosure on pages v and 110 of Amendment No. 1 addresses the possibility that shares of the Company’s common stock are not accepted for listing.
“Will Seaport Entertainment incur any indebtedness prior to or at the time of the distribution?”, page vii
2.Revise to answer the question and quantify the expected amount to be borrowed, when known. Also, if true, revise to state that a portion of the indebtedness will be used to make a cash contribution to HHH pursuant to the Separation Agreement and quantify this amount, as indicated on page 46. As a related matter, revise your statements that “[w]ith over $ million of liquidity, including expected proceeds from the anticipated Rights Offering, [you] expect to have ample capital to invest in and drive internal and external growth opportunities in the leisure, tourism, hospitality, gaming, food and beverage and live entertainment spaces” to state the sources of the quantified liquidity amount.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages vii, 2 and 73 and that it will quantify the expected amounts when known. The Company further advises the Staff that, as disclosed on pages 2, 73 and 99, HHH is expected to make a cash contribution to the Company pursuant to the Separation Agreement, and the Company will not be making a cash distribution to HHH pursuant to the Separation Agreement.
Information Statement Summary
Our Strategy, page 2
3.Where you refer to the performance of your assets during the early stage of the COVID-19 pandemic, ensure that your disclosure acknowledges the impact of the pandemic, if any, to make it clear that revenues were lower or costs were higher or both. For example, you state that The Fulton opened in 2019 “generating $1.5 million in operating income in 2021, up from a $278,000 loss in 2019. It surpassed $2 million in operating income in 2023...” which suggests that your increase in revenues was due to “improved efficiencies,” the title of the strategy you are discussing, when it seems possible that results improved due to the reduced impact of the pandemic upon your operations. Address similar trends, if any, where you discuss your Summer Concert Series revenue. Make similar revisions on pages 68-69.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has removed the disclosure related to performance of its assets during the early stage of the COVID-19 pandemic that previously appeared on pages 2 and 68 through 69 of the Registration

March 25, 2024

Statement. The Company also respectfully directs the Staff to the disclosure revised in response to the Staff’s comment #10.

4.Where you discuss “Improve and Increase Special Event Offerings,” provide comparative disclosure for prior performance period(s) to explain the number of events and Aviators games held. Your indication that the ballpark currently hosts approximately 70 baseball games each year and at least 30 special events suggests that the number of games and events has held constant from year-to-year over prior historical periods; please revise to clarify and consider quantifying revenue generated during these periods as well. Make similar revisions on page 69.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 3 and 74 of Amendment No. 1.
Risk Factors
Risks Related to Our Business and Our Industry
Downturn in tenants’ businesses may reduce our revenues and cash flows, page 17
5.We note your disclosure on page 62 of the registration statement that mentions that parts of your business are vulnerable to heavy rains and floods, and that these events can cause supply chain disruptions. Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 17 of Amendment No. 1.
We may be unable to renew leases..., page 17
6.Identify the property that is the subject of the lease that is set to expire in December 2025, which represents approximately 20% of your total rental revenues, and highlight this same lease on page 54, where you discuss Lease Renewals and Occupancy.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 17 and 58 of Amendment No. 1.
Some of our directors and nominees are involved in other businesses including real estate activities and public and/or private..., page 23
7.We note your disclosure that Pershing Square “will have the ability to influence” your policies. You also state that if Pershing Square controls more than 50% of your common stock, then you would become a “controlled company.” Please clarify your disclosure so that investors understand under what circumstances Pershing Square has sufficient holdings for you to be a controlled company, and if so, please include such disclosure on page 2, where you state that Pershing Square is HHH’s largest shareholder. Present this disclosure in a separate risk factor, as the title of this risk factor does not reflect the risk that Pershing Square will be able to influence your policies and operations and its interests may not in all cases be aligned with other stockholders, and discuss the related waiver of the applicability of Section 203 of the DGCL, which you discuss on page 40. Acknowledge the amount of ownership that Pershing Square could achieve via the accompanying rights offering if the backstop agreement is fully utilized.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 2 and 24 through 25 of Amendment No. 1.

March 25, 2024

Risks Related to Our Sports Assets
Our sports assets face intense and wide-ranging competition, which may have a material negative effect on our business and results of..., page 25
8.We note your disclosure in this risk factor that the pending move by the Oakland A’s to Las Vegas could create additional competition and result in a material negative impact on the Aviators. We also note that on page 78 you disclose that the pending move by the Oakland A’s to Las Vegas is one of your competitive strengths. Please clarify this discrepancy.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 27 of Amendment No. 1.
Baseball decisions made by the parent club, especially those concerning player selection and salaries, may have a material negative..., page 26
9.We note recent press articles of poor relations between the Oakland A’s management and the Oakland A’s existing fans in California. We also note reports of ongoing discussions by the Oakland A’s to remain in Oakland, move to Salt Lake City, or move to Sacramento, for the baseball seasons prior to the completion of their stadium in Las Vegas. If material, please update this risk factor if pressures on the Oakland A’s having an impact on the Aviators is no longer hypothetical.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that while it believes the Oakland A’s moving to Las Vegas would have an overall positive impact on the Aviators, the Company does not believe that the failure of such move to occur would have a material negative impact on the Company’s operations. Further, the Company respectfully advises the Staff that it does not believe any other recent related developments have had a material impact on the Aviators or the Company’s business.
Our sports operations and operating results were materially impacted by the COVID-19 pandemic..., page 27
10.We note your disclosure regarding the material impact of the COVID-19 pandemic on the results of operations and your financial condition. Please revise, to the extent practicable, to quantify the material impact COVID-19 had on the company’s operations and financial condition or provide a more detailed discussion of COVID-19’s material impact on your business elsewhere. Discuss the impact of COVID-19 upon your sports operations as well as any impact upon your other Sponsorship, Events and Entertainment and Hospitality operations. In this regard, you reference the negative impact of COVID-19 on Seaport’s operations and operating results on page 19.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 26 of Amendment No. 1.
Financial Risks
As of the date of this information statement, we expect to have outstanding indebtedness on the distribution date of approximately..., page 28
11.Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

March 25, 2024

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 29 of Amendment No. 1.
Risks Related to the Separation and Our Relationship with HHH After the distribution, certain of our executive officers and directors may have actual or potential conflicts of interest..., page 33
12.You disclose that, after the separation and distribution, certain of your executive officers and directors may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in more detail an appropriate place in your registration statement.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 35 of Amendment No. 1.
If the distribution fails to qualify as a distribution..., page 37
13.Please revise here and on page 93 to clarify that the condition that you receive an opinion from outside counsel is a waivable condition, if true.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 39 and 112 of Amendment No. 1.
Management’s Discussion and Analysis of Results of Operations and Financial Condition
Segment Operating Results
Net Operating Income, page 59
14.You present the non-GAAP measure “net operating income” regarding your landlord operations. Please change the description of this measure because it is similar to the GAAP measure “operating income.” Refer to Item 10(e)(1)(ii)(E) of Regulation S-X.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that utilizing the terminology “net operating income” for this non-GAAP measure is a common practice in the real estate industry and is considered informative by financial statement users in evaluating the operating performance of real estate businesses. The Company believes that deviation from this common real estate terminology may cause confusion amongst financial statement users as they compare the operating performance of our Landlord Operations segment to the operating performance of other real estate businesses. However, in response to the Staff’s comment, the Company has updated the title of this non-GAAP measure to “Landlord Operations Net Operating Income” throughout Amendment No. 1.
15.Please explain to us and disclose how the adjustments you make in arriving at “Net Operating Income” are meaningful to investors and do not substitute individually-tailored recognition and measurement methods for GAAP pursuant to Questions 100.04 and 100.05 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that Net Operating Income (“NOI”) is a useful supplemental measure of the performance of its Landlord Operations segment because it provides a performance measure that, when compared year over year, reflects the revenues and expenses directly associated with owning and operating real estate properties and the impact on operations from trends in rental and occupancy rates and operating costs as variances between years in NOI typically result from changes in rental rates, occupancy, tenant mix and operating expenses.

March 25, 2024

Landlord Operations NOI is used to evaluate the Company’s performance, identify trends, formulate financial projections and make strategic decisions with respect to its Landlord Operations segment. It reflects only the contract-based income and cash-based expense items that are incurred at the property level. When compared across periods, NOI can be used to determine trends in the Company’s properties because this measure is not affected by non-contract-based revenue (e.g., straight-line lease adjustments), by non-cash expense recognition items (e.g. the impact of depreciation and amortization expense or impairments) or by other expenses or gains and losses that do not directly relate the Company’s ownership and operations of the properties (e.g., indirect selling, general and administrative and other expenses). The Company believes that the exclusion of these items from NOI is useful because the resulting measure captures the contract-based revenue that is realizable (assuming collectability is deemed probable) and the direct property-related expenses paid or payable in cash that are incurred in operating the Company’s real estate operations, as well as trends in occupancy rates, rental rates and operating costs. The Company believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating its Landlord Operations segment’s results of operations in the same manner as its management team, thereby enabling investors to see the Company through the eyes of management. The Company notes that, consistent with the disclosure on page 64 of Amendment No. 1, NOI should not be viewed as a substitute for, or superior to, financial measures calculated in accordance with GAAP.
The Company believes that the adjustments made in arriving at Landlord Operations NOI are not individually tailored recognition and measurement methods and are appropriately labeled and clearly described consistent with the Staff’s guidance in Questions 100.04 and 100.05 of the Non-GAAP Compliance and Disclosure Interpretations (“Questions 100.04” and “Question 100.05,” respectively).
The Company believes that Question 100.04 deals with an issue that is not applicable to adjustments applied in calculating Landlord Operations NOI. In Question 100.04, the Staff answers a question regarding the acceleration of revenue and presentation of non-GAAP performance measures that incorporate this concept. The Company believes this is not the case with respect to its use of Landlord Operations NOI, which focuses on capturing the contract-based revenue that is realizable (assuming collectability is deemed probable) and the direct property-related expenses paid or payable in cash that are incurred in operating the Company’s real estate operations, as well as trends in occupancy rates, rental rates and operating costs. This measure is not attempting to introduce a misleading or individually tailored revenue amount in order to accelerate revenue recognition, Within the real estate industry, NOI is commonly adjusted for straight-line rent and other non-cash items.
The Company also believes that the presentation of Landlord Operations NOI does not violate the principles outlined in Question 100.05. In Question 100.05, the Staff answers a question regarding the inappropriate labeling or unclear description of a non-GAAP measure. The Company believes this is not the case with respect to its use of Landlord Operations NOI, which is a common non-GAAP measure used by other businesses in the real estate industry. The Company believes that it has appropriately disclosed that this measure is a non-GAAP measure and has provided the required reconciliation. Further, deviation from this common terminology may cause confusion amongst financial statement users as they compare the operating performance of the Company’s Landlord Operations segment to the operating performance of other real estate businesses.

March 25, 2024

Liquidity and Capital Resources
Cash Flows
Operating Activities, page 63
16.You report cash used for operating activities for fiscal 2022. To the extent this condition continues in succeeding periods presented, please discuss the operational reasons for this for the latest period presented and how you intend to meet your cash requirements and maintain operations under this condition. Refer to Release No. 33-8350 for guidance. In this regard, we note you disclose in the notes to the financial statements you do not currently have, nor do you expect to generate from operations, adequate liquidity to fund your operations for the next twelve months, and to alleviate such conditions, the Parent has committed to support your operating, investing and financing activities. Also discuss whether this condition is a known trend and provide related disclosure following the guidance in Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 67 through 68 of Amendment No. 1.
Business
Competitive Strengths
Scalable Platform, page 71
17.Where you discuss the Live Events Opportunity, quantify the number of tickets sold over the past 2 fiscal years at your Summer Concert Series and/or at the Rooftop at Pier 17 event space overall. You provide this information as to the 2023 Summer Concert Series only on pages 72 and 76.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 4 and 76 of Amendment No. 1.
18.Where you discuss the Food and Dining Opportunity, revise to provide the amount of revenue growth you experienced in your Hospitality sector over the past 2 fiscal years.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 4 through 5 and 76 of Amendment No. 1.
19.Where you discuss the Sports and Gaming Opportunity, quantify the number of tickets sold and revenue generated from the Aviators and the Las Vegas Ballpark. You provide this information as to 2023 only on page 75.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 5 and 76 through 77 of Amendment No. 1.
Government Regulation and Compliance, page 78
20.We note your disclosure on page 20 that water shortages could have an adverse effect on your business. We also note press coverage of other developers in the Las Vegas metropolitan area being denied access to water by the state water regulator. Please disclose, if material, any consideration of compliance with Nevada water access laws as you consider further developments in the Las Vegas metro area. Refer to Item 101(c)(2)(i) of Regulation S-K.

March 25, 2024

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that while it expects to consider federal, state and local laws and regulations in connection with any future developments, it does not currently have any specific plans for new developments in the Las Vegas metro area.
Executive Compensation, page 83
21.Revise to provide the information for the fiscal year ended 2023 in your next amendment, if you have identified your additional named executive officers. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.01.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has updated the Executive Compensation section in Amendment No. 1, beginning on page 89.
The Separation and Distribution, page 88
22.Revise to provide a description of each of the agreements to be entered into to effectuate the separation and distribution, including the separation agreement and transition services agreement. Ensure that you describe and quantify, as applicable, any revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. and material terms of the anticipated relationship between the related parties following the separation and distribution. Refer to Item 404 of Regulation S-K.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 98 through 103 of Amendment No. 1. As noted on page 103, the Company will describe the tax matters agreement in a subsequent amendment to the Registration Statement.
Note 15. Subsequent Events
Seaport Impairment, page F-35
23.Please identify the reportable segment(s) of Seaport Entertainment Division to which the impairment charge of $709.5 million applies to. Given its significance, also consider identifying the asset classes impacted and disclose the amount of the impact on each.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page F-23 of Amendment No. 1.
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March 25, 2024

Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer
of LATHAM & WATKINS LLP

cc:	Michael J. Haas, Latham & Watkins, LLP
Abigail Smith, Latham & Watkins, LLP
Alexa M. Berlin, Latham & Watkins, LLP
Anton D. Nikodemus, Seaport Entertainment Group Inc